Eric J. Mortensen

Senior Vice President

TEL: (720) 888-8286

FAX: (720) 888-5127

eric.mortensen@level3.com

[LOGO]

CONFIDENTIAL – SUBJECT TO CONFIDENTIALITY REQUEST

October 12, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Gopal R. Dharia, Senior Staff Accountant

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. Dharia:

Based on our discussions and your request, we hereby provide you with the following information. Attached to this letter as Exhibit 1 are two schedules. The first schedule is Level 3 Communications, Inc.’s quoted market approach goodwill impairment analysis prepared as of December 31, 2008. The second schedule is a hypothetical goodwill impairment analysis that was prepared at your request for Level 3 Communications, Inc.’s European and the U.S. assets as of December 31, 2008, applying the quoted market price approach that was applied in the goodwill impairment analysis in the first schedule.

Please note that the hypothetical goodwill impairment analysis uses the quoted market price approach rather than an enterprise value approach. The hypothetical goodwill impairment analysis provides ranges for the carrying amounts of Level 3 Communications, Inc.’s European and the U.S. assets as of December 31, 2008, using different assumptions as to the amount of  debt pushed down to Europe which is a key assumption in the hypothetical goodwill impairment analysis.

********

A copy of this letter will be supplementally filed in a paper filing delivered to Mr. Dharia.

Level 3 Communications, Inc. 1025 Eldorado Boulevard Broomfield, Colorado 80021

www.Level3.com

Mr. Gopal R. Dharia

Securities and Exchange Commission

October 12, 2009

We have sought to respond to all of your additional comments. If you have further comments, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen

Senior Vice President and Controller

Principal Accounting Officer

PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST

Mr. Gopal R. Dharia

Securities and Exchange Commission

October 12, 2009

Exhibit 1

Level 3 Communications, Inc.
Goodwill Impairment Analysis
12/31/2008

Quoted Market Price Approach	Communications	Coal		Consolidated

Common shares outstanding as of 12/31/08				1,617,615,258

Stock price per share on 12/31/08			x	$ 0.70

Level 3 market capitalization				$1,132,330,681

Adjusted EBITDA 2008 ($ millions)	$ 1,039	$ 5		$ 1,044

Percentage of total Adjusted EBITDA 2008	99.521%	0.479%		100%

Estimated market capitalization of reporting units	$[XXXX]	$[XXXX]		$[XXXX]

Estimated control premium	[XX]%	[XX]%		[XX]%

Estimated fair market value of reporting units	$[XXXX]	$[XXXX]		$[XXXX]

Carrying Amount (Equity)	$[XXXX]	$[XXXX]		$[XXXX]

Impairment	No	No

PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST

Mr. Gopal R. Dharia

Securities and Exchange Commission

October 12, 2009

Exhibit 1 (cont.)

Level 3 Communications, Inc.

Hypothetical Goodwill Impairment Analysis

12/31/2008

[XXXXX]

PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST